

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

Via E-mail
Zeev Joseph Kiper, President
Super Light, Inc.
23 A HaMe'eri Street
Givatayim, 53332
 Israel

>   **RE: Super Light, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 23, 2011**
>   **File No. 333-174435**

Dear Mr. Kiper:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Facing page

1. We note your reference that the registration fee was calculated pursuant to Rule 457(o). Please revise to indicate how the fee was calculated for the selling shareholders offering under Rule 457(a) because the company must register the number of securities offered in the selling shareholder offering not the dollar amount of the offering.

Prospectus Cover Page

2. Please revise your cover page to disclose the amount of net proceeds to the selling shareholders.

3. Please state that the shares will be sold at the <u>fixed</u> price of $0.02 per share.

Table of Contents

4. We note your statement that "the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs." This statement is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language or advise as appropriate.

Risk Factors

5. Please revise your risk factor subheadings to state the material risk to potential investors in each subheading. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. For example, the subheadings "Our business plan may be unsuccessful", "Our executive officers and Directors have significant voting power …", "Our officers and Directors are located in Israel …", and "Our officers have no experiences in operating a disposable diaper product business" simply state facts or describe uncertainties. These examples do not address all applicable subheadings. Please revise your subheadings to succinctly state the risks.

6. We note your statement on page 9 that "while we anticipate having good relationships with our potential suppliers …." Please revise to delete the mitigating language from the risk factor. Your risk factor section should not contain mitigating language.

7. Please revise to present the risk factor "There is no public market for the securities and even if a market is created, the market price of our common stock will be subject to" more prominently in your risk factor section.

We have a going concern opinion…, page 6

8. Please correct the date in line one to March 31, 2011.

We have no operating history and have maintained losses since inception …, page 7

9. Please revise to indicate the amount of losses to date.

Our officers and directors are located in Israel and our assets…, page 8

10. Please clarify your statement that "our assets may *also be held from time to time* outside of the United States." (Emphasis added).

11. Also clarify in this risk factor the amount of assets held in the United States and the amount of assets held in Israel.

We face intense competition and many …, page 9

12. Please revise to identify the two main manufacturers who dominate 93% of the Israeli market.

Currency exchange rate fluctuations in the world markets…, page 10

13. Address whether management has experience in using "derivatives or other instruments to hedge" the company's exposure to currency exchange rate fluctuations.

14. In an appropriate section of the prospectus briefly address whether the company currently uses derivatives or other instruments to hedge your currency exchange rate fluctuations.

Our lack of business diversification could result in the loss of your investment if revenues from our primary products decrease, page 11

15. We note that your risk factor subheading implies that you currently have revenues from your products. Please revise as the company has no revenue being generated from product sales.

Dilution, page 14

16. We note your disclosure that the company is not issuing shares in the offering. If the company is not issuing shares in the offering, please advise us how there is dilution to the new investors in this offering.

17. We note your disclosure that dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of your common stock in the private placement offering, and the pro forma net tangible book value per share of your common stock immediately following this offering. Please explain this disclosure to us and tell us the pro forma net tangible book value per share, or revise your disclosure as necessary.

Management's Discussion and Analysis

Overview, page 17

18. We note your statement that you do not expect to generate revenues prior to July 2012. We also note your statement in your first risk factor that you do not anticipate generating revenues before December 2011. Please revise your statements as appropriate.

19. Please revise to provide the basis for your belief that there is a market for reasonably priced disposable diapers among the orthodox Jewish customers as noted in paragraph two.

Plan of Operation, page 17

20. Please revise your first paragraph to indicate the amount of additional funds necessary to operate your business.

21. Please indicate your intended time frame for entering into a supply contract with a manufacturer. Also address the intended time frame for the other activities noted in the Plan of Operation section.

22. Please note that if you execute an agreement you must file the agreement as an exhibit and provide a discussion of the material terms of the agreement.

Purchasing Strategy, page 18

23. Please clarify references such as "per 40'container", FOB, and VAT at their first use.

Inspection/Verification… page 19

24. Provide the full names for SGS and SA.

Result of Operations, page 20

25. Please revise to indicate the amount of legal and accounting fees.

Liquidity and Capital Resources, page 21

26. Please revise to indicate the amount of working capital as of March 31, 2011.

27. Please revise this section to address the amount of additional capital needed for the next 12 months.

28. We note your statement that "in an effort to limit the dilution of our shareholders, we have decided first to attempt to increase the value of our company before raising additional capital from third parties." We do not understand your statement. You indicate that you will need to raise an additional $45,000 to begin your market development and sales activities and begin your business. Please revise to clarify your statement as necessary.

29. Please revise to specifically address whether you have any agreements with your directors for interim financing.

30. Please revise to address the amount of related party loans outstanding.

Our Private Label Product, page 23

31. We note that the company's intentions to sell its private label diapers in the Israeli-Arab market and then in Eastern European countries. Please discuss the company's plans to expand beyond the Israeli Orthodox Jewish community market in terms of its estimated time schedule. Also clarify whether the company knows which countries the company plans to sell its products in Eastern Europe.

Flow chart of Purchase/Sale Activities, page 24

32. Please clarify whether there is any difference in the 2 methods in terms of timing for the company (total time from start to finish) and total costs to the company. Also discuss the advantages and/or disadvantages of Method 1 versus Method 2 to the company.

Our Competition, page 28

33. Please revise to address the company's competitive position in the industry

Competitive Advantages, page 29

34. We note your statement that typically retail outlets do not earn a profit from diaper sales because of the negligible margins. We also note your statement that your product will allow for margins of between 18.76% and 20.55%. We do not understand your basis for your statement regarding your margins of 18.76% to 20.55% given that the company has not purchased any diaper supplies or made any diaper sales to customers. Please revise your statement as appropriate.

Expenditures, page 29

35. Please move your disclosure addressing your anticipated expenditures over the next 12 months to your Management's Discussion and Analysis Plan of Operation section.

36. Please explain what would comprises your budgeted expenditures of $25,000 for travel and $10,000 for miscellaneous.

Patent, Trademark… page 30

37. Please provide disclosure regarding your trade name.

Existing or Probable Government Regulations, page 30

38. Revise to address any other governmental regulations on the company's business.

Description of Property, page 31

39. We note that the company plans to use the space provided by its principal executive

officer "until we commence full operations." Please disclose if there are any present plans for obtaining new space and address the company's plans when it commences full operations.

Executive Compensation, page 33

40. Please revise the introductory paragraph to clarify that the disclosure addresses all compensation awarded to, earned by, or paid to your executive officers.

Certain Relationships and Related Transactions, page 33

41. Please revise to address when the loans from the Directors were made to the company, identify the persons making the loans and indicate the dates the loans were made along with the amounts. We may have further comment.

Financial Statements

Statements of Operations, page F-4

42. We note that the 5,471,918 weighted average common shares outstanding for the year ended December 31, 2010 does not agree with the 5,438,630 weighted average common shares outstanding in your summary financial data on page six. Please revise as necessary.

Statement of Stockholders' Equity, page F-5

43. Please revise your statement of stockholders' equity to include the date and number of shares, and per share dollar amounts assigned to the consideration received for each issuance since inception. Refer to ASC 915-215-45-1.

Notes to Financial Statements, page F-7

1. Summary of Significant Accounting Policies, page F-7

44. We note the gain (loss) due to currency exchange line item in your statements of operations on page F-4. Please tell us what this line item represents. Also revise to include a footnote that describes your foreign currency accounting policy, including disclosure of your functional currency.

Subsequent Events

45. Please be advised that you are currently a private company filing your previously completed financial statements in an initial registration statement and, therefore, you are not an SEC filer. Please revise to disclose the date through which you have evaluated subsequent events, and whether that date is either: 1) the date the financial statements were issued or 2) the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Part II

Recent Sales of Unregistered Securities, page II-2

46. Please revise to indicate the exemption claimed for the issuance of shares to Ms. Hana Abu on July 20, 2009 and April 12, 2010.

47. We note your statement regarding the issuance of 1,775,000 shares to 44 investors that the purchaser "further represented that at the time of the origination of contact concerning the subscription for the units and the date of the execution and delivery of the subscription agreement for such units …." It does not appear that the company issued units in the private placement. Please revise as appropriate.

Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1 Opinion of SRK Law Offices

48. Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions and all reported judicial decisions interpreting those laws.

49. We note that your legality opinion has been provided by SRK Law Offices and its office is in Rehovot, Israel. Please note that counsel must opine on the legality of the securities under Delaware law and lawyers are permitted to opine on the laws of the states in which they are admitted to practice. Please revise to provide an appropriate legality opinion or advise us of your ability to opine upon Delaware law.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo, staff accountant at (202) 551-3394 or Tia Jenkins, Senior Assistant Chief Accountant at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds,
Assistant Director